Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-289251

Relating to the

Preliminary Prospectus Supplement

Dated November 4, 2025

(To Prospectus Dated August 5, 2025)

PRICING TERM SHEET
November 4, 2025

Ramaco Resources, Inc.
Offering of
2,245,126 shares of Class A Common Stock

The information in this pricing term sheet supplements Ramaco Resources, Inc.’s preliminary prospectus supplement, dated November 4, 2025 (the “Preliminary Prospectus Supplement”), relating to an offering of Class A common stock (the “Class A Common Stock Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Ramaco Resources, Inc. and not to its subsidiaries.

Issuer	Ramaco Resources, Inc.

Securities Offered	Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, acting on behalf of themselves and/or their affiliates are offering and selling short 2,245,126 shares of Class A common stock, $0.01 par value per share, of Ramaco Resources, Inc. (the “Class A Common Stock”) borrowed from third parties to facilitate hedging transactions by certain investors subscribing for our 0% convertible senior notes due 2031 (the “Notes”) in the Concurrent Notes Offering (as defined below). No new shares of Class A Common Stock will be issued in this offering.

Ticker / Exchange for Class A Common Stock	METC / Nasdaq Global Select Market.

Last Reported Sale Price per Share of Class A Common Stock on the Nasdaq Global Select Market on November 4, 2025	$26.59.

Public Offering Price per Share of Class A Common Stock	Initially, $24.25.

Underwriters’ Fee Payable by the Issuer	$0.222699875 per share of Class A Common Stock.

Trade Date	November 5, 2025.

Settlement Date	November 7, 2025, which will be the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers of shares of Class A Common Stock sold short in the Class A Common Stock Offering who wish to trade such shares of Class A Common Stock before the business day before the Settlement Date must, because the Class A Common Stock Offering initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Concurrent Note Offering

On November 4, 2025, we announced the pricing of our previously announced underwritten public offering of $300,000,000 aggregate principal amount of the Notes. The issuance and sale of the Notes are scheduled to settle on November 7, 2025, subject to customary closing conditions. We granted the underwriters of the Concurrent Note Offering an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $45,000,000 principal amount of Notes solely to cover over-allotments.

The Notes will accrue interest at a rate of 0% per annum. The initial conversion rate of the Notes is 30.5460 shares of Class A Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $32.74 per share of Class A Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events. The Notes will mature on November 1, 2031, unless earlier repurchased, redeemed or converted.

We estimate that the net proceeds to us from the Concurrent Note Offering, if it is consummated, will be approximately $290.9 million (or approximately $334.7 million if the underwriters of the Concurrent Note Offering fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use approximately $28.5 million (or approximately $32.8 million if the underwriters fully exercise their over-allotment option) of the net proceeds of the Concurrent Note Offering to fund the cost of entering into the capped call transactions described in the Preliminary Prospectus Supplement.

We intend to use the remainder of the net proceeds of the Concurrent Note Offering to fund the development of our rare earth elements and critical minerals project, for strategic growth opportunities, and for general corporate purposes.

If the underwriters of the Concurrent Note Offering exercise their over-allotment option, then we intend to use a portion of the additional net proceeds of the Concurrent Note Offering to fund the cost of entering into additional capped call transactions as described in The Preliminary Prospectus Supplement.

Book-Running Managers	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

CUSIP / ISIN Numbers for the Class A Common Stock	75134P600 / US75134P6007.

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The Concurrent Note Offering is being made pursuant to a prospectus supplement and the accompanying prospectus that we filed with the Securities and Exchange Commission (the “SEC”). This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Note Offering. See “The Concurrent Notes Offering and Capped Call Transactions” in the Preliminary Prospectus Supplement.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Class A Common Stock Offering. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Class A Common Stock Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the Class A Common Stock Offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

The information in this pricing term sheet is not a complete description of the Class A Common Stock. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Class A Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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